UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-43479

newcleo plc
(Exact name of Registrant as specified in its charter)

55 South Audley Street

London, W1K 2QH

United Kingdom

+39 011 5139700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

TABLE OF CONTENTS

Exhibit
99.1	Press Release dated November 2, 2026 – newcleo Completes Acquisition of Bonifait Pesage, Bringing Nuclear-Grade Scales In-House

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

newcleo plc

By:	/s/ Stefano Buono
Name: Stefano Buono
Title: Chief Executive Officer and Director

Date: November 3, 2026